SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Pacific Aerospace & Electronics, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   693259 10 3
                                 (CUSIP Number)

                             Jeffrey M. Jones, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                     50 South Main Street, 850 Key Bank Tower
                           Salt Lake City, Utah  84144
                            TELEPHONE: (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 18, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 Page 1 of 8
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                          SCHEDULE 13D                            Page 2 of 8



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1.  NAME OF REPORTING PERSON                                       SMD, L.L.C.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                      87-0541037
    PERSON
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                       N/A
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5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Utah
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NUMBER OF         7.       SOLE VOTING POWER                         0
SHARES            ------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY          ------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                    0
REPORTING         ------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  0
             EACH REPORTING PERSON
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                0%
             ROW (11)
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14.          TYPE OF REPORTING PERSON                                  OO*
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     *    The Reporting Person is a limited liability company.

                          SCHEDULE 13D                            Page 3 of 8



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1.  NAME OF REPORTING PERSON                              STEPHEN M. STUDDERT
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                    ###-##-####
    PERSON
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                       N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.
------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                         0
SHARES            ------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY          ------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                    0
REPORTING         ------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  0
             EACH REPORTING PERSON
------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                0%
             ROW (11)
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14.          TYPE OF REPORTING PERSON                                  IN
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

                          SCHEDULE 13D                            Page 4 of 8


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1.  NAME OF REPORTING PERSON                              THOMAS A. MURDOCK
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                  ###-##-####
    PERSON
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                       N/A
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5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.
------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                         0
SHARES            ------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY          ------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                    0
REPORTING         ------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  0
             EACH REPORTING PERSON
------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                0%
             ROW (11)
------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                  IN
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

                          SCHEDULE 13D                            Page 5 of 8



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1.  NAME OF REPORTING PERSON                                 ROGER D. DUDLEY
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                   ###-##-####
    PERSON
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
------------------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                       N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.
------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                         743
SHARES            ------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY          ------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                    743
REPORTING         ------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  0
             EACH REPORTING PERSON
------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN
             ROW (11)                                          Less than 1%
------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                  IN
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
                          SCHEDULE 13D                          Page 6 of 8

     This Statement constitutes Amendment No. 1 to the Joint Statement of Beneficial Ownership on Schedule 13D (the "Initial 13D") filed by SMD, L.L.C., a Utah limited liability company ("SMD"), Stephen M. Studdert ("Mr. Studdert"), Thomas A. Murdock ("Mr. Murdock"), and Roger D. Dudley ("Mr. Dudley") (Messrs. Studdert, Murdock and Dudley and SMD are each referred to herein as a "Reporting Person" and they together with SMD are collectively referred to as the "Reporting Persons"), dated as of May 18, 1995 and pertaining to the Reporting Persons' beneficial ownership of the common stock of Pacific Aerospace & Electronics, Inc., a Washington corporation formerly known as PCT Holdings, Inc., a Nevada corporation (the "Company"). This Amendment is being filed to reflect that between the time the Initial 13D was filed and July 18, 1996, SMD sold all of the Company's common stock beneficially owned by SMD, and that the Reporting Persons are therefore no longer required to file amendments to the Initial 13D. Except as amended below, the information set forth in the Initial 13D remains unchanged.

 ITEM 1.SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share, of Pacific Aerospace & Electronics, Inc., a Washington corporation formerly known as PCT Holdings, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 434 Olds Station Road, Wenatchee, Washington 98801.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

     SMD, L.L.C.

     (a)-(b) SMD beneficially owns no shares of the Company's common stock and has the right to acquire no shares of the Company's common stock.

     (c) Since the filing of the Initial 13D, SMD has had the following transactions in the Company's common stock:

               On January 31, 1996, SMD entered into an agreement (the "First Agreement") with an offshore purchaser (the "Offshore Purchaser") pursuant to which SMD agreed to sell and the Offshore Purchaser agreed to purchase, 50,000 shares of the Company's common stock beneficially owned by SMD. Pursuant to the First Agreement, the purchase price paid for such 50,000 shares of the Company's common stock was U.S. $4.00 per share, and the transfer of such stock to the Offshore Purchase was accomplished in reliance on Rule 904 ("Rule 904") of Regulation S under the Securities Act of 1933, as amended.

               On July 18, 1996, SMD entered into a second agreement (the "Second Agreement") with the Offshore Purchaser pursuant to which SMD agreed to sell and the Offshore Purchaser agreed to purchase the remaining 215,300 shares of the Company's common stock beneficially owned by SMD for a purchase price of U.S. $3.00 per share. The Second Agreement also was accomplished under Rule 904.

                           SCHEDULE 13D                            Page 7 of 8

     (d)       Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

     (e)       Date of Cessation of Five Percent Beneficial Ownership:
               July 18, 1996

     MR. STUDDERT

     Other than the securities beneficially owned by SMD, beneficial ownership of which is attributed to Mr. Studdert because of his relationship as a manager and indirect equity owner of SMD, Mr. Studdert beneficially owns no shares of the Company's common stock and has the right to acquire no shares of the Company's common stock. The information provided in this Item 5 for SMD is incorporated herein by reference.

     MR. MURDOCK

     Other than the securities beneficially owned by SMD, beneficial ownership of which is attributed to Mr. Murdock because of his relationship as a manager and indirect equity owner of SMD, Mr. Studdert beneficially owns no shares of the Company's common stock and has the right to acquire no shares of the Company's common stock. The information provided in this Item 5 for SMD is incorporated herein by reference.

     MR. DUDLEY

     (a)-(b) Other than the securities beneficially owned by SMD, beneficial ownership of which is attributed to Mr. Dudley because of his relationship as a manager and indirect equity owner of SMD, Mr. Dudley beneficially owns 743 shares of the Company's common stock, constituting less than 1% of the issued and outstanding shares of the Company's common stock, and has the right to acquire no shares of the Company's common stock. The information provided in this Item 5 for SMD is incorporated herein by reference.

     (c) Other than the transactions by SMD, that are described elsewhere in this Item 5 (which discussion is incorporated herein by reference), Mr. Dudley has engaged in no transactions involving common stock of the Company since the filing of the Initial 13D.

     (d)       Rights with Respect to Dividends
               or Sales Proceeds:                                     N/A

     (e)       Date of Cessation of Five Percent Beneficial Ownership:
               July 18, 1996

                          SCHEDULE 13D                            Page 8 of 8


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 3, 1997.

                                            SMD, L.L.C.



                                            By: /s/ Thomas A. Murdock
                                            ---------------------------------
                                               Thomas A. Murdock, Manager


                                            /s/ Stephen M. Studdert
                                            ----------------------------------
                                            Stephen M. Studdert, Individually


                                            /s/ Thomas A. Murdock
                                            ----------------------------------
                                            Thomas A. Murdock, Individually


                                            /s/ Roger D. Dudley
                                            ----------------------------------
                                            Roger D. Dudley, Individually



ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).